UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                LITFUNDING CORP.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   536782-10-5
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                                 (CUSIP Number)
    Morton Reed, 3700 Pecos McLeod Drive, Suite 200, Las Vegas, Nevada 89121
                                  (702)317-1610
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 11, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   536782-10-5

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                 1. Names of Reporting Persons. I.R.S. Identification
                    Nos. of above persons (entities only). STANLEY WEINER
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                 2. Check the Appropriate Box if a Member of a Group (See
                    Instructions) (a)                (b)
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                 3. SEC Use Only
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                 4. Source of Funds (See Instructions) OO
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                 5. Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
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                 6. Citizenship or Place of Organization      United States
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Number of        7.        Sole Voting Power      662,200
                                               ------------
Shares           ---------------------------------------------------------------

Beneficially     8.        Shared Voting Power    0
                                                ----
Owned by         ---------------------------------------------------------------

Each             9.        Sole Dispositive Power   662,200 (or 1,012,200
                           including all options and warrants)
Reporting        ---------------------------------------------------------------

Person           10.       Shared Dispositive Power    0
                                                      ----
With             ---------------------------------------------------------------

                 11.       Aggregate Amount Beneficially Owned by Each Reporting
                           Person  662,200 shares of common stock (or 1,012,200
                           if all options and warrants exercised)
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                 12.      Check if the Aggregate Amount in Row (11) Excludes
                          Certain Shares (See Instructions)
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                 13.      Percent of Class Represented by Amount in Row (11)
                          5.3%  (or 7.9% if all options and warrants exercised)
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                 14.      Type of Reporting Person (See Instructions)
                          IN
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


ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value, of LitFunding Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3700 Pecos McLeod Drive, Suite 200, Las Vegas, Nevada 89121.

ITEM 2.  IDENTITY AND BACKGROUND

(a)   Name:                             Stanley Weiner

(b)   Business Address:                 3700 Pecos McLeod Drive, Suite 200,
                                        Las Vegas, Nevada 89121.

(c) Present Principal Occupation:       Vice President of Finance of the Issuer.

(d) Disclosure of Criminal Proceedings: Mr. Weiner has not been convicted in any criminal proceeding at any time.

(e) Disclosure of Civil Proceedings:    Mr. Weiner has not been subject to any
                                        judgment, decree or final order
                                        enjoining violations of or prohibiting
                                        or mandating activities subject to
                                        federal or state securities laws or
                                        finding any violations with respect to
                                        such laws.

(f) Citizenship:                        Mr. Weiner is a citizen of the United
                                        States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

On January 20, 2005, Mr. Weiner was granted 75,000 warrants to purchase shares of the Issuer's common stock at $0.20 per share as director compensation.

ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

On January 20, 2005, Mr. Weiner was granted 75,000 warrants to purchase shares of the Issuer's common stock at $0.20 per share as director compensation. Weiner gifted these warrants to others; the transaction was approved by the Issuer's board of directors on March 11, 2005

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

(a) Mr. Weiner directly and personally owns 662,200 shares of the Issuer's common stock which comprises 5.3% of the Issuer's total issued and outstanding shares, based on 12,445,063 shares issued and outstanding according to information provided by the Issuer as of March 10, 2005. As of March 15, 2005, Mr. Weiner owns 350,000 options to purchase shares of the Issuer's common stock and no warrants. If all of Mr. Weiner's options were exercised, his ownership would equal 1,012,200 shares, or 7.9% of the Issuer's then outstanding common stock.

(b) Mr. Weiner has sole voting power as to the 662,200 shares he owns directly.

(c) On January 20, 2005, Mr. Weiner was granted 75,000 warrants to purchase shares of the Issuer's common stock at $0.20 per share as director compensation. Mr. Weiner's gifting of his 75,000 warrants to others was approved by the Issuer's board of directors on March 11, 2005 leaving him with no warrants. Mr. Weiner previously owned a total 530,000 options to purchase shares of the Issuer's common stock. On March 11, 2005, the Issuer's board of directors approved his gift of 180,000 of the options he owns to others, leaving him with 350,000 options.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Not Applicable.

                                    Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 16, 2005


Date



/s/ Stanley Weiner
------------------------------------
Stanley Weiner


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)